EXHIBIT 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended March 31
	2018	2017

Earnings from continuing operations before income taxes	$135	$73
Less: Equity earnings	(17)	(15)
Add: Total fixed charges deducted from earnings	65	82
Dividends received from equity investees	30	3

Earnings available for payment of fixed charges	$213	$143

Fixed charges

Interest expense	$64	$81
Portion of operating lease rental deemed to be interest	1	1

Total fixed charges deducted from earnings and fixed charges	$65	$82

Ratio of earnings to fixed charges	3.3	1.7